SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated May 15, 2015 in respect of Adjustment to Convertible Bond Conversion Price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: May 18, 2015

By:	/s/ Chang Xiaobing
Name:	Chang Xiaobing
Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

JOINT ANNOUNCEMENT

BILLION EXPRESS INVESTMENTS LIMITED

(the “Issuer”)

(incorporated in the British Virgin Islands with limited liability)

US$1,838,800,000

0.75 PER CENT GUARANTEED CONVERTIBLE BONDS DUE 2015

(The “Convertible Bonds”)

(Stock Code: 4326)

EXCHANGEABLE INTO ORDINARY SHARES OF

CHINA UNICOM (HONG KONG) LIMITED

UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY

CHINA UNICOM (HONG KONG) LIMITED

(the “Guarantor”)

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ADJUSTMENT TO CONVERTIBLE BOND CONVERSION PRICE

Reference is made to (i) the announcement of the Guarantor dated 28 September 2010 in relation to the issue of the Convertible Bonds (the 2010 CB Issue Announcement); (ii) the announcement of the Guarantor dated 22 March 2012, 7 June 2012, 21 March 2013, 30 May 2013, 27 February 2014 and 29 April 2014 in relation to adjustment to Conversion Price (together the 2012, 2013 and 2014 CB Conversion Price Adjustment Announcements); (iii) the 2014 annual results announcement of the Guarantor dated 3 March 2015 (the 2014 Annual Results Announcement); and (iv) the announcement of the Guarantor dated 3 March 2015 in relation to the adjustment to the Conversion Price of the Convertible Bonds (the 2015 CB Conversion Price Adjustment Announcement).

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As a result of the Guarantor paying or making the 2014 Final Dividend, the Conversion Price of the Convertible Bonds will, in accordance with the CB Terms and Conditions (as defined below), be adjusted from HK$15.05 per Share to HK$14.75 per Share with effect on and from 16 May 2015.

Reference is made to (i) the 2010 CB Issue Announcement; (ii) the 2012, 2013 and 2014 CB Conversion Price Adjustment Announcements; (iii) the 2014 Annual Results Announcement; and (iv) the 2015 CB Conversion Price Adjustment Announcement. Capitalized terms used herein shall, unless otherwise defined, have the same meanings as adopted in these announcements.

As announced in the 2014 Annual Results Announcement, the board of directors of the Guarantor recommended the payment of the 2014 Final Dividend of RMB0.20 per Share. The record date for determining the Shareholders’ entitlement to the 2014 Final Dividend was 15 May 2015.

As stipulated under the Trust Deed, the Issuer and/or the Guarantor are required to provide certain information relating to the adjustment to the Conversion Price of the Convertible Bonds, and to state the date on which such adjustment will become effective.

In accordance with the terms and conditions of the Convertible Bonds (the CB Terms and Conditions), the Conversion Price of the Convertible Bonds will be adjusted from HK$15.05 per Share (the 2014 Adjusted Conversion Price) to HK$14.75 per Share (the 2015 Adjusted Conversion Price) with effect on and from 16 May 2015, which is the date immediately after the record date in connection with such declaration. Save for the abovementioned adjustment to the Conversion Price, the other terms of the Convertible Bonds shall remain unchanged.

Any Bondholder who is in doubt as to the action to be taken should consult his/her stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary	By Order of the Board BILLION EXPRESS INVESTMENTS LIMITED CHU KA YEE Company Secretary

Hong Kong, 15 May 2015

As at the date of this announcement, the board of directors of Billion Express Investments Limited comprises Li Fushen and Zuo Feng.

As at the date of this announcement, the board of directors of China Unicom (Hong Kong) Limited comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming,
Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

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